Infosys Limited
Insider Trading Policy

Infosys Limited (the “Company”) is a public company whose equity shares are listed on National Stock Exchange of India Limited (NSE) and BSE Limited (BSE) and subject to the rules and regulations issued by the Securities and Exchange Board of India (SEBI). Additionally, the Company’s American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange and the Company is a “Reporting Company” subject to the rules and regulations of the Securities Act, 1933 and the Securities Exchange Act of 1934, and the Securities and Exchange Commission, USA. For the avoidance of doubt, ADSs representing Company equity shares are also securities / shares of the Company.

The Board of Directors of the Company has adopted this Insider Trading Policy (the “Policy”) to comply with the SEBI (Prohibition of Insider Trading) Regulations, 2015 (“SEBI Regulations”) and the applicable US securities laws.

This policy shall be applicable to all Insiders (as defined herein) of the Company including designated persons and immediate relatives of designated persons as defined in this policy. The SEBI Regulations prohibit an Insider from Trading in the securities of a company listed on any stock exchange when in possession of any unpublished price sensitive information.

Unpublished Price Sensitive Information (“UPSI”) means any information, which relates, directly or indirectly, to the Company or its securities, that is not generally available which upon becoming generally available, is likely to materially affect the price of the securities of the Company.

“Generally available” information means information that is accessible to the public on a non-discriminatory basis. Information which is published on the website of stock exchange/s where the securities of the Company are listed or published by way of a press release by the company, would ordinarily be considered generally available.

UPSI includes, without limitation, information relating to the following:

- Financial results, financial condition, projections or forecasts;
- Dividends (both interim and final);
- Change in capital structure;
- Mergers, de-mergers, acquisitions, de-listings, disposals and expansion of business and such other transactions;
- Known but unannounced future earnings or losses;
- Significant corporate events, such as a pending or proposed acquisition or joint venture;
- Plans to launch new products or product defects that have a significant impact;
- Significant developments involving business relationships with customers, suppliers

or other business partners;

- Changes in auditors as per statutory requirement or otherwise or auditor notification that the issuer may no longer rely on an audit report;
- Events regarding the Company's securities (such as repurchase plans, stock splits or changes in dividends, changes to the rights of security holders, public or private sales of additional securities or information related to any additional funding);
- Bankruptcies, receiverships or financial liquidity problems;
- Positive or negative developments in outstanding litigation, investigations or regulatory matters with significant impact on financial results; or
- Any changes to the Company's Board of Directors or the Company's key managerial personnel and key agreements with them;
- Any significant changes to the Company's capital structure.

The SEBI Regulations and the US securities laws prohibit the communication of UPSI to any person except in compliance with applicable law. Further, procuring any person to Trade in the securities of any company when in possession UPSI is also prohibited under the SEBI Regulations and the securities laws. Violations of the SEBI Regulations and the securities laws subject Insiders to severe penalties including disgorgement proceedings, fines and imprisonment as per the applicable law.

1. Rules

The rules shall be called **'Rules for Trading in the securities of Infosys Limited by an Insider' ("Rules")**. These Rules shall come into force with immediate effect.

2. Definitions

1) "Act" shall mean the Securities and Exchange Board of India Act, 1992 (15 of 1992).

2) 'Audit Committee' shall mean Committee of the Board of the Company constituted pursuant to Section 177 of the Companies Act, 2013 read with Regulation 18 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

3) 'Board' shall mean the Board of Directors of Infosys Limited.

4) 'Company' means Infosys Limited.

5) Compliance Officer

"Compliance Officer" means the General Counsel and Chief Compliance Officer of the Company or the Company Secretary who is financially literate and is capable of appreciating requirements for legal and regulatory compliance under the Regulations and who shall be responsible for compliance of policies, procedures, maintenance of records, monitoring adherence to the rules for the preservation of unpublished price sensitive information, monitoring of trades and implementation of the codes specified under the SEBI Regulations under the overall supervision of the Board.

6) Connected Person

"Connected Person," includes –

i. A director of the Company;
ii. A Key Managerial Personnel of the Company;
iii. An Officer of the Company;
iv. Any person who is or has been in a contractual, fiduciary or employment relationship at any time in the six-month period prior to the date of determining whether that person, as a result of such relationship, was, directly or indirectly,
(x) allowed access to UPSI or (y) reasonably expected to be allowed access to UPSI;
v. Any person who is or has been in frequent communication with an Officer of the Company at any time in the six-month period prior to the date of determining whether that person, as a result of such frequent communication, was, directly or indirectly,
(x) allowed access to UPSI or (y) reasonably expected to be allowed access to UPSI;

vi. An employee of the Company who has access to UPSI or is reasonably expected to have access to UPSI; and
vii. Any person who has a professional or business relationship with the Company and that relationship directly or indirectly, (x) allows access to UPSI or (y) is reasonably expected to allow access to UPSI;

The persons enumerated below shall be deemed to be Connected Persons if such person has access to UPSI or is reasonably expected to have access to UPSI -

a An Immediate Relative of Connected Persons;
b A holding company, associate company or subsidiary company;
c An intermediary as specified in section 12 of the SEBI Act or an employee or director thereof;
d An investment company, trustee company, asset management company or an employee or director thereof;
e An official of a stock exchange or of clearing house or corporation;
f A member of the board of trustees of a mutual fund, a member of the board of directors of the asset management company of a mutual fund or in each case, an employee thereof;
g A member of the board of directors or an employee, of a public financial institution as defined in section 2 (72) of the Companies Act, 2013;
h An official or an employee of a self-regulatory organization recognized or authorized by the SEBI;
i A banker of the Company; and
j A concern, firm, trust, Hindu undivided family, company or association of persons wherein a director of the Company or his Immediate Relative or banker of the Company, has more than ten percent of the holding or interest.

7) Contra trade

"Contra Trade'' means a trade or transaction which involves buying or selling any number of shares of the Company and within 6 months trading or transacting in an opposite transaction involving sell or buy following the prior transaction."

8) Designated Person

The term "Designated Person" shall consist of:

I. Promoters of the Company
II. Directors of the Company and its subsidiaries;
III. All employees in the Finance and Accounts Department, Corporate Planning Department, Legal Department, Enterprise Risk Management Department, Corporate Strategy, Information Security and any other departments of the company and its material subsidiaries, if any on the basis of their functional role or access to unpublished price sensitive information

IV. Chief Executive Officer and employees up to two levels below Chief Executive Officer of the Company and material subsidiaries.
V. Executive Secretaries of Directors and Executive Officers of the Company, any support staff of the company, such as IT staff or secretarial staff who have access to unpublished price sensitive information;
VI. Immediate Relatives of persons specified in (I) to (V) above
VII. Any other Person designated by the Company on the basis of their functional role and such function would provide access to UPSI;

9) Director

“Director” shall have the meaning assigned to it under the Companies Act, 2013.

10) Immediate Relative

“Immediate Relative” means a spouse of a person, and includes parent, sibling, and child of that person or of the spouse, if they are either dependent financially on such person, or consult such person in taking decisions relating to Trading in securities.

11) Insider

An “Insider” means any person who is:
(i) a Connected Person or
(ii) in possession of or having access to UPSI.

12) Key Managerial Personnel

“Key Managerial Personnel” shall have the meaning assigned to it under the Companies Act, 2013.

13) ‘Leak of UPSI’ shall refer to such act / circumstance(s) by virtue of which an UPSI is made available or becomes available, by any means or mode to any person, association, body, firm, agency, society, entity or to a group thereof, whether registered or otherwise before its official publication or announcement or formal circulation in public domain and which shall also include any purported attempt thereof.

Explanation: It covers the instances where the UPSI has been shared by a person to any person, association, body, firm, agency, society, entity or to a group thereof except in compliance with applicable law.

14) “Material financial relationship” shall mean a relationship in which one person is a recipient of any kind of payment such as by way of a loan or gift from a designated person during the immediately preceding twelve months, equivalent to at least 25% of the annual income of such designated person, but shall exclude relationships in which the payment is based on arm’s length transactions.

15) Officer

"Officer" shall have the meaning assigned to it under the Companies Act, 2013.

16) Promoter and Promoter Group

"Promoter" shall have the meaning assigned to it under the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 or any modification thereof.
"Promoter Group" shall have the meaning assigned to it under the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 or any modification thereof.

17) Securities

"Securities" shall have the meaning assigned to it under the Securities Contracts (Regulations) Act, 1956 or any modification thereof except units of a mutual fund and includes ADS.

18) Trading

"Trading" means and includes subscribing, buying, selling, dealing, or agreeing to subscribe, buy, sell, pledge, unpledge, deal in the company's securities either directly or through portfolio management services, and "trade" shall be construed accordingly.

19) Legitimate purpose

"Legitimate purpose" shall include sharing of unpublished price sensitive information in the ordinary course of business by an insider with partners, collaborators, lenders, customers, suppliers, merchant bankers, legal advisors, auditors, insolvency professionals or other advisors or consultants, provided that such sharing has not been carried out to evade or circumvent the prohibitions of these regulations

Words and expressions used and not defined in these Rules but defined in the Securities and Exchange Board of India Act, 1992, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 or the Companies Act, 2013 and rules and regulations made thereunder shall have the meanings respectively assigned to them in those legislations.

3. Prohibition on communicating or procuring UPSI

An Insider shall not –

i. communicate, provide, or allow access to any UPSI, relating to the Company or its securities, to any person including other Insiders, except to the extent allowed by these Rules or SEBI Regulations; or

ii. procure from or cause the communication by an Insider of UPSI, relating to the Company or its securities.

Provided that nothing contained above shall be applicable when an UPSI is communicated, provided, allowed access to or procured:

i. in furtherance of legitimate purposes, performance of duties or discharge of legal obligations pursuant to appropriate notice, confidentiality and non-disclosure agreements being executed; or

ii. in the event the Board of Directors directs or causes the public disclosure of UPSI in the best interest of the Company; or

iii. within a group of persons if such persons have been identified and secluded within a "chinese wall" or information barrier by the Compliance Officer from the rest of the Company for a particular purpose or for a specified period of time in furtherance of legitimate purposes, performance of duties or discharge of legal obligations, and are subjected to, among other conditions, additional confidentiality obligations, information barriers designed to prevent exchanges of UPSI outside the "chinese wall", and the execution of an undertaking by such persons to abstain and / or forego Trading during such seclusion or till the UPSI no longer constitutes UPSI and has become generally available.

4. Prohibition on Insider Trading

An Insider shall not, directly or indirectly, –

i. Trade in securities of the Company that are listed or proposed to be listed when in possession of UPSI;

ii. Trade in securities of the Company except when the Trading Window is open and the Insider is not in possession of UPSI.

iii. provide advise/ tips to any third party on trading in Company's securities while in possession of UPSI and

An insider who has ceased to be associated with the Company shall not, for a period of six months from date of such cessation, directly or indirectly trade in the Company's Securities while in possession of UPSI.

Trading in Securities of other companies. No Insider may, while in possession of unpublished price sensitive information about any other public company gained in the course of employment with the Company, (a) trade in the securities of the other public company, (b) "tip" or disclose such material non-public information concerning that company to anyone, or (c) give trading advice of any kind to anyone concerning the other

public company.

No Insider may take positions in derivative transactions in the securities of the Company at any time.

The restriction in 4 (i) above may not apply to:

(a) a transaction that is an off-market inter-se transfer between Insiders who were in possession of the same UPSI without being in breach of these Rules and both parties had made a conscious and informed trade decision; and
(b) Trades pursuant to a Trading Plan set up in accordance with these Rules and SEBI Regulations.

When a person has traded in securities while in possession of unpublished price sensitive information, his trades would be presumed to have been motivated by the knowledge and awareness of such information in his possession.

5. Trading Window

1) The Compliance Officer shall notify a 'trading window' during which the Designated Persons may Trade in the Company's securities after securing pre-clearance from the Compliance Officer in accordance with these Rules. The competent authority for pre-clearing the Trade of Compliance Officer shall be Board.

2) Designated Persons shall not Trade in the Company's securities when the trading window is closed.

3) The trading window shall generally be closed for all Insiders between the sixteenth day prior to the last day of any financial period for which results are required to be announced by the Company and the second trading day after disclosure of such financial results.

4) Additionally, the trading window shall be closed in particular for a Designated Person or class of Designated Persons when the Compliance Officer determines that a Designated Person or class of Designated Persons can reasonably be expected to have possession of UPSI, for such periods as determined by the Compliance Officer. Designated Person or class of Designated Persons will receive a notification on such special blackout periods.

5) The trading window may be re-opened after closure, not earlier than 48 hours after the UPSI in question becomes generally available.

6) The trading window restriction shall not apply for below cases;

   i) off-market *inter-se* transfer between insiders who were in possession of the same UPSI without violating the policy and both parties had made a conscious and informed trade decision.

ii) transaction carried out through the block deal window mechanism between persons who were in possession of the UPSI without violating the policy and both parties had made a conscious and informed trade decision

iii) transaction carried out pursuant to a statutory or regulatory obligation to carry out a bona fide transaction.

iv) transaction undertaken pursuant to the exercise of stock options in respect of which the exercise price was pre-determined in compliance with applicable regulations.

v) trades executed as per the trading plan set up in accordance with the policy.

vi) Pledge of shares for a bonafide purpose such as raising of funds, subject to pre-clearance by the compliance officer.

vii) Transactions undertaken in accordance to respective regulations made by SEBI, such as acquisition by conversion of warrants or debentures, subscribing to rights issue, further public issue, preferential allotment or tendering of shares in a buy-back offer, open offer, delisting offer.

6. Pre-clearance of Trading

1) All Designated Persons who intend to trade in the securities of Infosys Limited (either in their own name or in any immediate relative's name) i.e. buy or sell securities during the trading window open period and if the value of the securities likely to be traded, whether in one transaction or a series of transactions over any calendar quarter, aggregates to a traded value in excess of Rs.5,00,000/- (Rupees five Lakh Only), should pre- clear the transactions by making an application in the format set out in Annexure 1 to the Compliance Officer indicating the estimated number of units of securities that the designated person or immediate relative(s) intends to trade and such other details as specified in the form and also declare that the applicant is not in possession of unpublished price sensitive information as per Annexure 2.

2) The Compliance Officer shall not approve any proposed Trade by Designated Person if the Compliance Officer determines that such Designated Person is in possession of UPSI even though the trading window is open.

3) The Compliance Officer may, after being satisfied that the application and undertaking are true and accurate, approve Trading by a Designated Person, on the condition that the Trade so approved shall be executed within seven trading days following the date of approval.

4) The Board of directors of the Company shall be the approving authority for approving the pre-clearance application of Compliance Officer and Executive

Directors.

5) The Designated Person shall, within two days of the execution of the Trade, submit the details of such Trade to the Compliance Officer as per Annexure 3. In case the transaction is not undertaken, a report to that effect shall be filed in the said form.

6) If the pre-cleared Trade is not executed within seven trading days after the approval is given, the Designated Person must secure pre-clearance of the transaction again.

7) Pre-clearance of trades shall not be required for a trade executed as per an approved trading plan.

8) A Designated Person who Trades in securities of the Company without complying with the pre- clearance procedure as envisaged in these Rules or gives false undertakings and/or makes misrepresentations in the undertakings executed by him/her while complying with the pre-clearance procedure shall be subjected to the penalties as envisaged in these Rules.

7. Additional trading restrictions on Designated Persons

1) No Insiders shall enter into derivative transactions in respect of the securities of the Company.

2) All Designated Persons who Trade in the securities of the company shall not enter into a contra trade during the next six months following the prior transaction. In case of any contra trade be executed, inadvertently or otherwise, in violation of such a restriction, the profits from such trade shall be liable to be disgorged for remittance to SEBI for credit to the Investor Protection and Education Fund administered by SEBI.

3) The above restriction on contra trade shall not apply in case of exercise / sale of ESOP shares provided the Designated Persons do not possess UPSI and the sale is executed when the trading window is open and after obtaining pre-clearance.

8. Trading Plan

1) A Designated Person shall be entitled to formulate a Trading Plan that complies with the SEBI Regulations (a “Trading Plan”) and present it to the Compliance Officer for approval and public disclosure. The trading plan may be executed only after the plan is approved by the Compliance officer and disclosed to the stock exchanges on which the securities of the Company are listed.

2) Designated person shall not exercise any influence over the amount of

securities to be traded, the price at which they are to be traded, or the date of the trade. Designated person may delegate discretionary authority to his/her broker, but in no event Designated person may consult with the broker regarding executing transactions, or otherwise disclose information to the broker concerning the Company that might influence the execution of transactions, under the Trading Plan after it commences.

3) The Trading Plan once approved shall be irrevocable and the Designated Person shall mandatorily have to implement the plan, without being entitled to either deviate from it or to execute any trade in the securities outside the scope of the Trading Plan. However, the implementation of the Trading Plan shall not be commenced, if at the time of formulation of the plan, the Designated Person is in possession of UPSI and the said information has not become generally available at the time of the commencement of implementation. The commencement of the Trading Plan shall be deferred until such UPSI becomes generally available information.

9. Penalty for Insider Trading

1) An Insider who acts in contravention of these Rules shall be liable to have his services or relationship with the Company, as the case may be, terminated.

2) Directors, Officers and employees of the Company who violate these rules shall be subject to disciplinary action by the Company, which may include wage freeze, suspension, recovery, clawback etc. and ineligibility for future participation in the Company's stock option plans or termination.

3) The SEBI or any other appropriate regulatory authority may also be informed of the violation of these Rules so that appropriate action may be taken.

10. Disclosure requirements

1) Initial Disclosure:

   a. Every Promoter, member of the promoter group, Key Managerial Personnel, director of the Company and each of their Immediate Relatives shall disclose his holding of securities of the Company within thirty days of these Rules taking effect as per Form A set out in Annexure 4.

   b. Every person, on appointment as a Key Managerial Personnel or a director of the Company or upon becoming a Promoter or member of the promoter group, shall disclose his / her and Immediate Relatives' holding of securities of the Company as on the date of appointment or becoming a promoter, to the Company within seven days of such appointment or becoming a promoter, as per Form B set out in Annexure 5.

c. Every Designated person shall disclose details like Permanent Account Number, names of educational institutions from which they have graduated and names of their past employers.

2) Continual Disclosure:

a. Every Designated person shall disclose names and Permanent Account Number or any other identifier authorized by law of the following persons to the company on an annual basis and as and when the information changes:
   a1. Immediate relatives
   a2. persons with whom such designated person(s) shares a material financial relationship
   a3. Phone and mobile numbers which are used by them

b. Every Promoter, member of the promoter group, designated person, director of the Company and each of their Immediate Relatives shall disclose as per Form C set out in Annexure 6 to the Company the number of such securities acquired or disposed of within two trading days of such transaction if the value of the securities traded, whether in one transaction or a series of transactions over any calendar quarter, aggregates to a traded value in excess of Rs. Ten lakhs.

c. Any off-market trade done as per regulation 5(6) of this policy shall be reported by the insiders to the company within two working days.

d. The disclosure shall be made within two working days of:

   I. the receipt of intimation of allotment of shares, or
   II. the acquisition or sale of shares or voting rights, as the case may be.

3) Disclosure to the Stock Exchange:

The Compliance Officer shall notify the stock exchanges, particulars of the Trades, within two trading days of the receipt of the Continual Disclosure or from becoming aware of such information.

4) Disclosures by other Connected Persons.

The Compliance Officer may, require any other Connected Person to disclose the holdings and trading in securities of the Company as per Form D set out in Annexure 7 at such frequency as he may determine.

5) All Designated Persons must make an annual disclosure of the number of

Securities of the company held as on 31st March each year by them including details of purchase / sale of Securities of the Company during the financial year to the Compliance Officer. This disclosure must be made within 30 (thirty) days from the close of each financial year.

11. Miscellaneous

1) The Board of Directors shall be empowered to amend, modify, and interpret these Rules and such Rules shall be effective from such date that the Board may notify in this behalf.

2) The Compliance Officer shall provide the Audit Committee of the Board, on a quarterly basis, all the details of Trading in securities by the Designated Persons including any violations of the Rules.

3) The Compliance Officer shall maintain (a) an updated list of Designated Persons, (b) records of disclosures and pre-clearance applications and undertakings for a period of five years and (c) a confidential list of any 'restricted securities' to which the Compliance Officer may require Designated Persons to seek pre-clearance before Trading in such 'restricted securities'.

4) The Company shall require all Connected Persons to formulate and adhere to a code of conduct to achieve compliance with these Rules. In case such persons observe that there has been a violation of these Rules, then they shall inform the Board of Directors of the Company promptly.

5) The Company has adopted the amended 'Corporate Policy Statement on Investor Relations' available at www.infosys.com to regulate the Company's practices and procedures for fair disclosure of UPSI and comply with the SEC's Regulation Fair Disclosure.

6) Any suspected violation of leak of unpublished price sensitive information or violation of this policy can be reported under whistle blower policy.

How to Report

Report your concerns to your manager, Human Resources manager, or the Helpline. The helpline numbers are
• U.S. Toll Free #: 1-800-236-6618
• U.K. Toll Free #: 0-808-189-1043
• India Toll Free #: 000-800-100-4380
• You can also report at www.infosysoic.com

You can also write to whistleblower@infosys.com, or to the Chief Compliance Officer at complianceoffice@infosys.com. If you have concerns about reaching out to the Chief Compliance Officer, your report may be made to the Audit Committee of Infosys'

Board of Directors (the “Audit Committee”) at: Audit.Committee@infosys.com

7) Retaliation for reporting suspected violations is strictly prohibited under this policy

Employee who reports any alleged violations of insider trading laws in accordance with the Informant mechanism introduced vide SEBI (Prohibition of Insider Trading) (Third Amendment) Regulations, 2019 dated 17 September 2019, will be protected against any discharge, termination, demotion, suspension, threats, harassment, directly or indirectly or discrimination.

8) Intermediary or fiduciary engaged by the Company shall put in place adequate and effective system of internal controls to ensure compliance with the requirements given in the SEBI Regulations to prevent insider trading.

9) The Company shall engage such Intermediary or Fiduciary who have formulated Code of Conducts as per required under SEBI (Prohibition of Insider Trading) Regulations, 2015 to govern trading in securities by their designated persons and for handling the UPSI in their organization.

10) It is the responsibility of the Connected Person to ensure compliance with the Code of Conduct.

11) The policy and procedure for inquiry in case of leak of unpublished price sensitive information or suspected leak of unpublished price sensitive information is enclosed as Annexure-8 and forms integral part of this policy.

The Company is committed to continuously reviewing and updating its policies, and the Company therefore reserves the right to amend this Policy at any time, for any reason, subject to applicable law.

These Rules are subject to the applicable prevailing law in relation to prevention of Insider Trading and if there is any inconsistency between any of the provisions of these Rules and applicable law, the applicable law shall prevail.

Annexure 1

APPLICATION FOR PRE-TRADING APPROVAL

To,

The Compliance Officer,
Infosys Limited.

Pursuant to the SEBI (Prohibition of Insider Trading) Regulations, 2015 and the Company's Insider Trading Policy, I seek approval to purchase / sell / subscribe__equity shares/ American depositary shares of the Company as per details given below:

1.	Name of the applicant	
2.	Designation	
2A	Relationship with the Applicant (Self/Immediate Relative)	
3.	Number of securities held as on date	
4.	Folio No. / DP ID / Client ID No.	
5.	The proposal is for	(a) Purchase of securities (b) Subscription to securities (c) Sale of securities (d) Pledge
6.	Proposed date of trading in securities	
7.	Estimated number of securities proposed to be purchased/subscribed/sold/pledge	
8.	Current market price (as on date of application)	
9.	Whether the proposed transaction will be through stock exchange or off-market trade	
10	Folio No. / DP ID / Client ID No. where the securities will be credited / debited	

I enclose herewith the Undertaking signed by me.

Signature : ________________
Name:
Date :

Annexure 2

UNDERTAKING TO BE ACCOMPANIED WITH THE APPLICATION FOR PRE-CLEARANCE

To,
The Compliance Officer,
Infosys Limited

I,____being a designated person of the company as per the Rules for Trading in the securities of Infosys Limited residing at____, am desirous of trading in_______shares of the Company as mentioned in my application dated _________ for pre-clearance of the transaction.

I further declare that I am not in possession of any unpublished price sensitive information up to the time of signing this Undertaking.

In the event that I have access to or receive any unpublished price sensitive information after the signing of this undertaking but before executing the transaction for which approval is sought, I shall inform the Compliance Officer of the same and shall completely refrain from trading in the securities of the Company until such information becomes public.

I declare that I have not contravened the provisions of the Rules as notified by the Company from time to time.

In the event of this transaction being in violation of the Rules or the applicable laws, (a) I will, unconditionally, release, hold harmless and indemnify to the fullest extent, the Company and its directors and officers, (the 'indemnified persons') for all losses, damages, fines, expenses, suffered by the indemnified persons, (b) I will compensate the indemnified persons for all expenses incurred in any investigation, defense, crisis management or public relations activity in relation to this transaction and (c) I authorize the Company to recover from me, the profits arising from this transaction and remit the same to the SEBI for credit of the Investor Protection and Education Fund administered by the SEBI.

I undertake to submit the necessary report within two days of execution of the transaction / a 'Nil' report if the transaction is not undertaken.

If approval is granted, I shall execute the trade within seven days of the receipt of approval failing which I shall seek pre-clearance afresh.

I declare that I have made full and true disclosure in the matter.

Signature : _______________
Name:
Date :

Annexure 3

DISCLOSURE OF TRANSACTIONS
(To be submitted within 2 days of transaction / trading in securities of the Company)

To,

The Compliance Officer,
Infosys Limited.

I hereby inform that I

- have not bought / sold/ subscribed any securities of the Company
- have bought/sold/subscribed to________securities as mentioned below on _____ (date)

(strike out whichever is not applicable)

Name of holder	No. of securities traded	Bought / sold / subscribed	DP ID/Client ID/Folio No.	Price (Rs.)

I declare that the above information is correct and that no provisions of the Company's Rules and/or applicable laws/regulations have been contravened for effecting the above said transactions(s).

Signature : _______________
Name:
Date :

Annexure 4

FORM A

SEBI (Prohibition of Insider Trading) Regulations, 2015
[Regulation 7 (1) (a) read with Regulation 6 (2) – Initial disclosure to the company]

Name of the company: ______________________________

ISIN of the company: ______________________________

Details of Securities held by Promoter, Key Managerial Personnel (KMP), Director and other such persons as mentioned in Regulation 6(2)

Name, PAN, CIN/DIN & address with contact nos.	Category of Person (Promoters/ KMP / Directors/immediate relative to/others etc)	Securities held as on the date of regulation coming into force		% of Shareholding
		Type of security (For eg. – Shares, Warrants, Convertible Debentures etc.)	No.	

Note: *"Securities" shall have the meaning as defined under regulation 2(1)(i) of SEBI (Prohibition of Insider Trading) Regulations, 2015.*

Details of Open Interest (OI) in derivatives of the company held by Promoter, Key Managerial Personnel (KMP), Director and other such persons as mentioned in Regulation 6(2)

Open Interest of the Future contracts held as on the date of regulation coming into force			Open Interest of the Option Contracts held as on the date of regulation coming into force		
Contract Specifications	Number of units (contracts * lot size)	Notional value in Rupee terms	Contract Specifications	Number of units (contracts * lot size)	Notional value in Rupee terms

Note: *In case of Options, notional value shall be calculated based on premium plus strike price of options*

Name & Signature:
Designation:
Date:
Place:

Annexure 5

FORM B

SEBI (Prohibition of Insider Trading) Regulations, 2015
[Regulation 7 (1) (b) read with Regulation 6(2) – Disclosure on becoming a director/KMP/Promoter]

Name of the company: ________________________________

ISIN of the company: ________________________________

Details of Securities held on appointment of Key Managerial Personnel (KMP) or Director or upon becoming a Promoter of a listed company and other such persons as mentioned in Regulation 6(2).

Name, PAN, CIN/DIN & Address with contact nos.	Category of Person (Promoters/ KMP / Directors/immediate relative to/others etc.)	Date of appointment of Director /KMP OR Date of becoming Promoter	Securities held at the time of becoming Promoter/appointment of Director/KMP		% of Shareholding
			Type of security (For eg. – Shares, Warrants, Convertible Debentures etc.)	No.	

Note: *"Securities" shall have the meaning as defined under regulation 2(1)(i) of SEBI (Prohibition of Insider Trading) Regulations, 2015.*

Details of Open Interest (OI) in derivatives of the company held on appointment of Key Managerial personnel (KMP) or Director or upon becoming a Promoter of a listed company and other such persons as mentioned in Regulation 6(2).

Open Interest of the Future contracts held at the time of becoming Promoter/appointment of Director/KMP			Open Interest of the Option Contracts held at the time of becoming Promoter/appointment of Director/KMP		
Contract specifications	Number of units (contracts * lot size)	Notional value in Rupee terms	Contract specifications	Number of units (contracts * lot size)	Notional value in Rupee terms

Note: *In case of Options, notional value shall be calculated based on premium plus strike price of options*

Name & Signature:

Designation:

Date:

Place:

Annexure 6

FORM C

SEBI (Prohibition of Insider Trading) Regulations, 2015 [Regulation 7 (2) read with Regulation 6(2) – Continual disclosure]

Name of the company: ________________________

ISIN of the company: ________________________

Details of change in holding of Securities of Promoter, Employee or Director of a listed company and other such persons as mentioned in Regulation 6(2).

Name, PAN, CIN/DIN, & address with contact nos.	Category of Person (Promoters/ KMP / Directors/immediate relative to/others etc.)	Securities held prior to acquisition/disposal		Securities acquired/Disposed				Securities held post acquisition/disposal		Date of allotment advice/ acquisition of shares/ sale of shares specify		Date of intimation to company	Mode of acquisition / disposal (on market/public/ rights/ preferential offer / off market/ Inter-se transfer, ESOPs etc.)
		Type of security (For eg. – Shares, Warrants, Convertible Debentures etc.)	No. and % of shareholding	Type of security (For eg. – Shares, Warrants, Convertible Debentures etc.)	No.	Value	Transaction Type (Buy/ Sale/ Pledge / Revoke/ Invoke)	Type of security (For eg. – Shares, Warrants, Convertible Debentures etc.)	No. and % of shareholding	From	To		

				etc.)									

Note: *"Securities" shall have the meaning as defined under regulation 2(1)(i) of SEBI (Prohibition of Insider Trading) Regulations, 2015.*

Details of trading in derivatives of the company by Promoter, Employee or Director of a listed company and other such persons as mentioned in Regulation 6(2).

Trading in derivatives (Specify type of contract, Futures or Options etc)						Exchange on which the trade was executed
Type of contract	Contract specifications	Buy		Sell		
		Notional Value	Number of units (contracts * lot size)	Notional Value	Number of units (contracts * lot size)	

Note: *In case of Options, notional value shall be calculated based on Premium plus strike price of options.*

Name & Signature:

Designation:

Date:

Place:

Annexure 7

FORM D (Indicative format)

SEBI (Prohibition of Insider Trading) Regulations, 2015 Regulation 7(3) – Transactions by Other connected persons as identified by the company

Details of trading in securities by other connected persons as identified by the company

Name, PAN, CIN/DIN, & address with contact nos. of other connected persons as identified by the company	Connection with company	Securities held prior to acquisition/disposal		Securities acquired/Disposed				Securities held post acquisition/disposal		Date of allotment advice/ acquisition of shares/ sale of shares specify		Date of intimation to company	Mode of acquisition/dispos al (on market/public/ rights/ Preferential offer / off market/Interse transfer, ESOPs etc.)
		Type of security (For eg. – Shares, Warrants, Convertible Debentures etc.)	No. and % of shareholding	Type of security (For eg. – Shares, Warrants, Convertible Debentures etc.)	No.	Value	Transaction Type (Buy/ Sale/ Pledge / Revoke /Invoke)	Type of security (For eg. – Shares, Warrants, Convertible Debentures etc.)	No. and % of shareholding	From	To		

Note: *"Securities" shall have the meaning as defined under regulation 2(1)(i) of SEBI (Prohibition of Insider Trading) Regulations, 2015.*

Details of trading in derivatives by other connected persons as identified by the company

Trading in derivatives (Specify type of contract, Futures or Options etc)						Exchange on which the trade was executed
Type of Contract	Contract specifications	Buy		Sell		
		Notional Value	Number of units (contracts * lot size)	Notional Value	Number of units (contracts * lot size)	

Note: *In case of Options, notional value shall be calculated based on premium plus strike price of options.*

Name:

Signature:

Place:

Annexure – 8

POLICY AND PROCEDURE FOR INQUIRY IN CASE OF LEAK OF UNPUBLISHED PRICE SENSITIVE INFORMATION OR SUSPECTED LEAK OF UNPUBLISHED PRICE SENSITIVE INFORMATION

Preamble

This Policy is framed with an aim to implement a structured procedure for investigation in case of leak or suspected leak of UPSI.

Applicability

This policy shall apply to all Insiders and any other persons as assigned by law from time to time.

Process of inquiry in case of leak of UPSI or suspected leak of UPSI

1. Complaint (written or oral or electronic) regarding a leak or suspected leak of UPSI may be received by the Company from the following sources:
    a. Internal:
        i. Whistleblower vide the whistleblower process as illustrated in the Infosys Whistleblower Policy;
        ii. Any leak or suspected leak of UPSI detected through the internal controls implemented by the Company.
    b. External: Registrar and Share Transfer Agent, Depository, Stock Exchange, Regional Director, Registrar of Companies, regulatory / statutory authority or any other department of Central or State Government based on the complaint received from a whistleblower
    (above shall be collectively referred to as “Complaint(s)”

2. The Chief Compliance Officer shall report the Complaint to the Audit Committee within a reasonable time from the date of receipt of the Complaint;
3. The Audit Committee shall review the Complaint and shall discuss with the Chief Compliance Officer and Company Secretary on potential next steps including but not limited to seek additional information to consider an investigation, disclosure requirements to the regulatory authorities, appointment of an investigation panel consisting of internal employees or external agencies. If the Complaint implicates the Chief Compliance Officer and/or Company Secretary,

then they shall recuse themselves from the said inquiry process;

4. If the Audit Committee mandates an investigation, then the identified panel of investigators shall conduct the investigation into the Complaint(s) and present their findings to the Chief Compliance Officer. The executive summary of the investigation shall be reported to the Audit Committee by the Chief Compliance Officer;
5. Based on the update provided by the Chief Compliance Officer, the Audit Committee shall put forward its recommendation to the Board. The Board, on receipt of such recommendation and after due review/deliberations, shall decide on the next steps;
6. The Board shall have the power to amend any of the provisions of this Policy, substitute any of the provisions with a new provision and also replace this Policy entirely with a new Policy;
7. Any words used in this Policy but not defined herein shall have the same meaning as described to it in the Companies Act, 2013 or Rules made thereunder, Securities & Exchange Board of India Act or Rules and Regulations made thereunder, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, SEBI (Prohibition of Insider Trading) (Amendment) Regulations, 2018 or any other relevant legislation/law applicable to the Company, as amended from time to time